Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad – 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and nine months ended December 31, 2021 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ Shankar Srinivasan
per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 22213271AAAAAR5988

Place: Hyderabad

Date: January 28, 2022

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2021

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl.		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	34,303	36,731	33,818	105,035	99,315	132,094
	b) License fees and service income	335	1,364	157	1,799	364	720
	c) Other operating income	158	139	107	531	305	677
	Total revenue from operations	34,796	38,234	34,082	107,365	99,984	133,491

2	Other income	630	1,181	628	3,673	7,195	8,011

	Total income (1 + 2)	35,426	39,415	34,710	111,038	107,179	141,502

3	Expenses
	a) Cost of materials consumed	5,078	6,732	8,453	20,517	24,500	32,663
	b) Purchase of stock-in-trade	7,538	6,562	3,211	20,335	9,257	12,523
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(566)	252	(877)	(3,339)	(4,164)	(3,956)
	d) Employee benefits expense	6,040	6,352	5,715	18,257	17,245	22,701
	e) Depreciation and amortisation expense	2,054	2,066	2,124	6,091	6,243	8,350
	f) Impairment of non-current assets	-	-	-	-	-	150
	g) Finance costs	77	111	65	253	298	467
	h) Selling and other expenses	10,566	10,853	9,840	32,353	27,807	38,042

	Total expenses	30,787	32,928	28,531	94,467	81,186	110,940

4	Profit before tax (1 + 2 - 3)	4,639	6,487	6,179	16,571	25,993	30,562

5	Tax expense / (benefit)
	a) Current tax	812	1,156	1,108	2,952	4,613	5,401
	b) Deferred tax	416	841	634	1,584	2,631	3,297

6	Net profit for the period / year (4 - 5)	3,411	4,490	4,437	12,035	18,749	21,864

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	-	1	6	2	5	(169)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	62

	b) (i) Items that will be reclassified to profit or loss	201	207	136	(123)	916	994
	(ii) Income tax relating to items that will be reclassified to profit or loss	(69)	(73)	(33)	44	(318)	(346)
	Total other comprehensive income	132	135	109	(77)	603	541

8	Total comprehensive income (6 + 7)	3,543	4,625	4,546	11,958	19,352	22,405

9	Paid-up equity share capital (face value Rs. 5/- each)	832	832	831	832	831	832

10	Other equity						169,005

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	20.55	27.07	26.74	72.56	113.05	131.84
	Diluted	20.51	27.00	26.66	72.38	112.73	131.46
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl.		31.12.2021	30.09.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,305	9,089	7,763	23,786	24,465	33,458
	b) Global Generics	28,997	29,548	27,970	86,744	80,323	106,467
	c) Proprietary Products	110	1,215	85	1,391	220	471
	Total	36,412	39,852	35,818	111,921	105,008	140,396

	Less: Inter-segment revenue	1,616	1,618	1,736	4,556	5,024	6,905
	Total revenue from operations	34,796	38,234	34,082	107,365	99,984	133,491

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(226)	725	428	706	6,259	7,486
	b) Global Generics	5,312	4,891	6,447	15,927	20,363	23,928
	c) Proprietary Products	36	1,039	(220)	1,031	(675)	(631)
	Total	5,122	6,655	6,655	17,664	25,947	30,783

	Less: (i) Finance costs	77	111	65	253	298	467
	(ii) Other un-allocable expenditure / (income), net	406	57	411	840	(344)	(246)
	Total profit before tax	4,639	6,487	6,179	16,571	25,993	30,562

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the three months ended 30 September, 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head “License fee and service income” and this pertains to the Company’s Proprietary Products segment.

3	During the year ended 31 March 2021, the Company recorded a total impairment loss of Rs.150 million the details of which are as under:

- Rs.97 million in the quarter ended 31 December 2020 on account of decreased market potential of certain products, forming part of the Company’s Global Generics segment, primarily due to higher than expected price erosion, increased competition, and higher than expected value erosion.

- Rs. 53 million in the quarter ended 30 September 2020 on account of the Company’s decision to discontinue the development of certain product related intangibles in the Company’s Global Generics segment.

4	"Other income" for the year ended 31 March 2021 includes Rs. 4,772 million received from Aurigene Pharmaceutical Services limited (APSL) during the quarter ended 30 June 2020, pursuant to sale of the contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company.

5	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles, and pertains to Company's Global Generics segment.

6	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

7	The Company has commenced a detailed investigation into an anonymous complaint received in September 2020. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The Company has disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. On 6 July 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company has been responding to the same.

During the quarter ended 30 September 2021, the Company shared the report with respect to one jurisdiction with the SEC/DOJ. In the current quarter the Company finalized the reports with respect to certain other countries which will be presented to the SEC/DOJ in due course. The investigation is ongoing, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcome are not reasonably ascertainable at this time. The Company is also in the process of reviewing its Compliance Program including controls in relation to compliance and implement appropriate enhancements, if any.

DR. REDDY'S LABORATORIES LIMITED

8	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

9	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

10	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 27 January 2022 and approved by the Board of Directors of the Company at their meeting held on 28 January 2022.

11	The results for the quarter and nine months ended 31 December 2021 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

Place: Hyderabad Date: 28 January 2022	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director